SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 29 2016

DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8-68904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANAM INVESTOR SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 PINE STREET, 20TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY DECICCO 212-668-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S
(*Name – if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFERY DECICCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANAM INVESTOR SERVICES LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CHIEF COMPLIANCE OFFICER

Title

Notary Public

MING-FANG CHEN NOTARY PUBLIC NO. 01CH6265894 QUALIFIED IN KINGS COUNTY COMM. EXP. 07/23/2016 STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANAM INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

CANAM INVESTOR SERVICES, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

RSGNC&S
RAPHAEL SANDERS GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CanAm Investor Services, LLC

We have audited the accompanying statement of financial condition of CanAm Investor Services, LLC (a limited liability company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. CanAm Investor Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of CanAm Investor Services, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 26, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Current Assets		
Cash and cash equivalents	$	297,686
Accounts receivable		39,000
Total Current Assets		336,686
Other Assets		
Prepaid expenses		14,256
Total Other Assets		14,256
Total Assets	$	350,942
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	9,460
Taxes payable		5,538
Total Current Liabilities		14,998
Members' Equity		335,944
Total Liabilities and Members' Equity	$	350,942

See accompanying notes to financial statements.

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 – Organization and Nature of Operations

CANAM INVESTOR SERVICES, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC. The Company was organized as a limited liability company principally to engage in private placement activity (Reg D) and is a registered broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) effective October 25, 2012.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax. Approximately $5,538 of such tax was incurred during the year ended December 31, 2015, and is included in New York City unincorporated business and other taxes in the statement of operations.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 4 - Commitments

The Company leases office space under an Agreement of Sublease made on August 1, 2012 through September 30, 2015 and further extended to September 30, 2017.

Rent expense for the year ended December 31, 2015 was approximately $17,850 and is included in the occupancy expense line item in the Statement of Operations.

Minimum annual rentals for the year ended December 31 are:

2016	$19,200
2017	$14,400

Note 5 - Net Capital Requirement

At December 31, 2015, the Company's net capital was approximately $282,688 which was approximately $277,688 in excess of its minimum requirement of $5,000 SEC Rule 15C3-1.

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Note 6 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 6 - Fair Value (continued)

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on *February 26, 2016*. Subsequent events have been evaluated through this date.

CanAm Investor Services, LLC
88 Pine Street - 20th Floor, New York, NY 10005-1801 | Phone: (646) 825-8702 | Fax: (212) 668-0691

February 26, 2016

U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Mail by UPS Overnight
 # 1Z19A 76113925757174

RE: CanAm Investor Services, LLC
CRD# 158539
Audited Statements for the year ended 12/31/2015

To whom it may concern:

To fulfill our annual submission requirement for the above-referenced entity, enclosed are 2 sets of Financial Statement and Independent Auditors' Report for the year ended December 31, 2015 (2 copies of full Financial Statements and 1 copy of Financial Condition) that includes the following:

- Financial Statements
- Independent Auditor's Reports
- Form X-17A-5 (Part III) Facing Page
- Oath or Affirmation (Originally signed)
- SIPC -7 Reconciliation

Should you have questions or need further information, please contact us at (646) 825-8702.

Very truly yours,
For & on behalf of
CanAm Investor Services LLC

for Jeffrey DeCicco

Encl.